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                           September 22, 2023

       Kelly Frey, Sr.
       Chief Executive Officer
       Worldwide Stages, Inc.
       5000 Northfield Lane
       Spring Hill, TN 37174

                                                        Re: Worldwide Stages,
Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 1
                                                            Filed September 20,
2023
                                                            File No. 024-12301

       Dear Kelly Frey:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kate
Beukenkamp at 202-551-3861 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Gary Brown